[DECHERT LETTERHEAD]

May 15, 2015

VIA EDGAR

Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Tekla World Healthcare Fund

File Nos. 333-202638; 811-23037

Dear Ms. Rossotto:

We are writing to provide for your review a draft fee table, expense example and statement of assets and liabilities.  These are in draft form and subject to final review and approval before inclusion in the registration statement on Form N-2/A for Tekla World Healthcare Fund, a closed-end investment company.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.638.3526 or Kirsten Linder at 617.728.7109.

Sincerely,

/s/Allison M. Fumai

Allison M. Fumai

AMF